UNDERTAKING

TO:	RiskMetrics Group — ISS Proxy Advisory Services Canada (“RiskMetrics”)

RE:	Amendments to Security-Based Compensation Arrangements and By-Laws of Pengrowth Corporation

Pengrowth Energy Trust (“Pengrowth”) hereby undertakes and confirms that it will seek the approval of its unitholders (the “Unitholders”) at the May 11, 2010 annual and special meeting of unitholders (the “Meeting”) to amend: (i) the trust unit rights incentive plan (the “Rights Plan”); (ii) the deferred entitlement unit plan (the “DEU Plan”); and (iii) the 2010 long term incentive plan (the “LTIP”, and together with the Rights Plan and the DEU Plan, the “Plans”) to reduce the maximum number of securities reserved for issuance pursuant to the redemption of awards granted under the Plans and pursuant to all other security-based compensation arrangements of Pengrowth from five percent (5%) to four and one-half percent (4.5%).
Pengrowth further undertakes and confirms that it will seek Unitholder approval at the Meeting to approve amendments to the by-laws (the “By-laws”) of Pengrowth Corporation (the “Corporation”) to: (i) eliminate the right of the chairman of a meeting of directors to have a second or casting vote in the case of an equality of votes; and (ii) increase the quorum requirement at meetings of shareholders from two persons present in person or by proxy holding one-twentieth of the shares entitle to vote at the meeting, to two persons present in person or by proxy holding one-quarter of the shares entitle to vote at the meeting of shareholders.
With these amendments, it is Pengrowth’s understanding that RiskMetrics will issue an updated alert whereby they will recommend voting: (i) FOR the resolution to amend the Rights Plan and DEU Plan and to adopt the LTIP; and (ii) FOR the resolution to amend and restate the By-laws, all as more particularly described in Pengrowth’s notice of annual and special meeting and management information circular prepared in connection with the Meeting and dated March 31, 2010.
Dated at Calgary, Alberta, this 1st day of May, 2010.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
Per:	(signed) “Christopher G. Webster”
Christopher G. Webster
Chief Financial Officer